February 15, 2012

Mark Goshko
617.261.3163
Fax:  617.261.3175
mark.goshko@klgates.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Deborah O’Neal-Johnson, Esq.

	RE:	ASGI Corbin Multi-Strategy Fund, LLC
File No.: 811-22517

Dear Ms. O’Neal-Johnson:

We have received the Staff’s comment on the response letter filed for ASGI Corbin Multi-Strategy Fund, LLC (the “Fund”).  The Staff’s comment was received telephonically on January 30, 2011.  We respectfully submit this response letter on behalf of the Fund.

We believe that the supplemental response included in this letter is fully responsive to the Staff’s comment, and resolves any matters raised.  We have, for the convenience of the Staff, repeated below the comment followed by the Fund’s response.  Defined terms have the same meanings as used by the Fund in its amended registration statement filed on Form POS AMI on November 9, 2011 (the “Registration Statement”).

PRIVATE PLACEMENT MEMORANDUM

1.
The Predecessor Fund performance presented in the Registration is not consistent with the Staff’s position in Quest For Value Dual Purpose Fund, Inc. (February 28, 1997) (“Quest”), because the Predecessor Fund performance reflects the cap on expenses set forth in the Expense Limitation Agreement.  In Quest fund performance was adjusted to reflect the expenses set forth in the fund’s summary table of fees and expenses but not to reflect the expense limitation on a fund’s expenses.

Response: The Fund believes the presentation of Predecessor Fund performance, as presented in the Registration Statement, is consistent with Staff guidance and appropriate for prospective investors.  Specifically, the Fund is not relying on the Staff’s position in Quest but rather on the guidance issued in Massachusetts Mutual Life Insurance Co., (Sep. 28, 1995) (“MassMutual”).

MassMutual

In MassMutual, seven series of a registered fund acted as successors to corresponding unregistered separate accounts.  The inquiry letter clearly states that performance of the separate accounts would be “adjusted to reflect anticipated expenses, net of management fee waivers…” as set forth in the fund’s summary fee and expense table.1  The Staff specifically stated in its reply letter that it would not recommend enforcement action if the fund calculated and presented the separate account performance “in the manner described” in the inquiry letter.  Although the Staff noted certain facts that supported its position with respect to the adjustment of predecessor performance to reflect the successor fees and anticipated expenses in the fee table, the Staff did not condition its no-action relief on the presentation of the predecessor private account performance without the application of the successor fund’s fee waiver and did not object to the presentation of performance net of such fee waiver.

In the case of the Fund, performance prior to the Fund’s organization and commencement of operations as a registered investment company on January 4th, 2011 is that of the Predecessor Fund, a separate private entity similar to the private separate accounts in MassMutual.  The Predecessor Fund, like the private separate accounts in MassMutual, transferred its assets to the Fund.  Also consistent with MassMutual, the Fund has adjusted the predecessor performance to reflect the Fund’s summary table fees and expenses, including the contractual expense limitation.  The Fund’s circumstances mirror those present in MassMutual.

Quest

In Quest, a dual class closed-end fund was proposing to convert into an open-end fund and to show the historical performance in its Form N-1A of a share class for the period during which it operated as a closed-end fund.  The inquiry letter proposed to show the historical performance for the closed-end period adjusted to reflect the fees and expenses set forth in the open-end fund’s fee table in its Form N-1A, but without giving effect to the open-end fund’s advisory fee waiver.  In its reply letter, the Staff referenced the relief granted and restated the conditions upon which it relied in providing the no-action relief in MassMutual.  In discussing MassMutual the Staff did not state, explicitly or implicitly, that it was limiting or in any way changing the position set forth in MassMutual.  The Staff then provided no-action relief to the Quest fund, citing specific representations from the inquiry letter, among which were that fee waivers and expense reimbursements would not be reflected in the adjusted closed-end fund

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1 MassMutual, Inquiry Letter.

performance.  In footnote 6 to the Staff Reply Letter in Quest, the Staff stated that “[t]o the extent that this position is inconsistent with that taken in Kidder Peabody or other prior positions expressed by the staff, those positions are superseded” (“Footnote 6”).

Key Differences between MassMutual and Quest

There is a key factual distinction between the circumstances presented to the Staff in Quest from those presented in MassMutual.  Specifically, in Quest, a fund that had initially operated as a closed-end fund was converting to an open-end fund, but the same legal entity continued to exist and proposed to adjust its own continuous historical track record.  In contrast, MassMutual involved a newly created registered fund that proposed to present performance of predecessor unregistered private separate accounts and adjust for the expenses of the new entity.  Accordingly, the successor fund in MassMutual was not proposing to adjust its own historical performance but rather that of the predecessor separate accounts to reflect the successor’s expenses.  Similarly, the Fund is not proposing to adjust its own performance but rather that of the Predecessor Fund in order to accurately reflect the fees and expenses of the Fund.

MassMutual Is Not Superseded by Quest

As stated above, the Staff’s reply letter in Quest does not indicate a change in its position set forth in MassMutual.  Indeed, Quest cited the reasoning of MassMutual in many respects.  In granting the no-action relief in Quest, the Staff stated that its view in Quest would similarly apply “with respect to any restatement of a fund’s standardized total return to reflect a higher level of internal fund expenses than were actually paid by the fund,” subject to the representations listed therein. Clearly, the Staff was referring to a fund’s adjustment of its own continuous historical performance record and not to the adjustment of the performance of a separate private entity, as was the case in MassMutual (and as is the case for the Fund).

The Fund is not restating its returns and the Fund had no actual expenses for the periods for which Predecessor Fund performance is shown because the Fund did not exist during any part of that period.  Footnote 6 further reinforces that the Staff was not intending to supersede or change its position in MassMutual.  Specifically, Footnote 6 references the Kidder Peabody no-action letter but does not mention MassMutual.2  Kidder Peabody involved a fund that proposed to adjust its own prior historical performance to reflect a change in its distribution fee and sales load structure, circumstances very similar to those in Quest but in stark contrast to those in MassMutual and with respect to the Fund.  Had the Staff intended to supersede or change its position in MassMutual, a letter relied on in many respects in Quest, the Staff would have so stated either in its discussion of

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2 Kidder Peabody Equity Income Fund, Inc., SEC No-Action Letter (Nov. 01, 1991).

MassMutual or at a minimum in Footnote 6.  Instead, however, the Staff did neither and referred to a 1991 letter the facts of which were consistent with those in Quest.  It plainly follows that the guidance provided in MassMutual is not superseded by Quest.3

As noted above, the circumstances surrounding the Fund are in all material respects akin to those presented in MassMutual.  The Fund is showing performance of the Predecessor Fund, a separate private entity, just as the fund in MassMutual was presenting performance of unregistered private accounts.  Like MassMutual in which the separate accounts contributed their assets to the registered fund, the Predecessor Fund contributed its assets to the Fund.  Unlike the funds in Quest and Kidder Peabody, the Fund is not proposing to adjust its own performance but rather only that of a separate predecessor private entity for a time period during which the Fund had no actual expenses because it did not exist.  Accordingly, the Fund believes that under the circumstances it may rely on MassMutual and present Predecessor Fund performance as represented in its Registration Statement.

Additionally, the Fund does not believe it would be appropriate to adjust Predecessor Fund performance to reflect the Fund’s fees and expenses yet ignore the contractual expense limitation that is also set forth in the Fund’s fee table.  Doing so would unnecessarily deflate Predecessor Fund performance and reflect higher Fund expenses and than any prospective Fund investor can be charged.  This approach would reflect only some, but not all, of the fee and expense information set forth in the Fund’s fee table and described throughout the Registration Statement.

The Fund believes that the adjusted Predecessor Fund performance, as presented in the Registration Statement, is the most appropriate for investors and is thoroughly consistent with Staff guidance in MassMutual.  As such, it is not inconsistent with the Staff guidance set forth in Quest which applies to different factual situations.  Therefore, the Fund respectfully intends to continue to use such performance in its offering and related materials.

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3 We would also note that MassMutual has been cited by the Staff on at least one occasion subsequent to Quest, indicating that MassMutual has not been superseded. See Janus Adviser Series, SEC No-Action Letter (Aug. 28, 2000).

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Thank you for your attention to these matters.  If you have any questions, I may be reached at (617) 261-3163.

Very truly yours,

/s/ Mark P. Goshko
Mark P. Goshko